SUNCREST GLOBAL ENERGY CORP.

124 N. First Street, Louisville, Kentucky 40202

INFORMATION STATEMENT

NOTICE OF CHANGE IN CONTROL OF A MAJORITY OF DIRECTORS

PURSUANT TO SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934

AND RULE 14f-1 THEREUNDER

December 20, 2007

Dear Shareholder:

       This Notice and Information Statement is furnished by the Board of Directors (the "Board")of Suncrest Global Energy Corp. (the "Company" or "Suncrest") pursuant to Rule 14f-1 of the Securities Exchange Act of 1934 (the "Exchange Act") to inform the Company's shareholders of a change in control of the Company and a change in the majority of the Board to take effect under the terms of a Securities Exchange Agreement, dated December 20, 2007 (the "Exchange Agreement"), by and between the Company, Beacon Enterprise Solutions Group, Inc., an Indiana corporation ("Beacon"), and Beacon’s shareholders.

       This Notice and Information Statement was prepared by the Company, except that information about the new officers and directors was furnished to the Company by the new officers and directors.

       Please read this Notice and the information contained in this Information Statement carefully.  It contains certain biographical and other information concerning the new officers and directors of the Company.  Additional information about the Exchange Agreement and the Company will be contained in the Company's Current Report on Form 8-K to be filed with the United States Securities and Exchange Commission (the "Commission") in connection with the consummation of the transaction contemplated in the Exchange Agreement. The Company's periodic reports and accompanying exhibits may be inspected without charge at the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549.  Copies of such materials may also be obtained from the SEC at prescribed rates. The SEC also maintains a Web site that contains reports, proxy and information statements and other information regarding public companies that file reports with the SEC. Copies of the Reports may be obtained from the SEC's EDGAR archives at http://www.sec.gov/cgo-bin/srch-edgar.

NO VOTE OR OTHER ACTION OF THE COMPANY'S SHAREHOLDERS

IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT

WE ARE NOT ASKING YOU FOR A PROXY AND YOU

ARE REQUESTED NOT TO SEND US A PROXY

CHANGE OF CONTROL

On December 20, 2007, the Company entered into a Securities Exchange Agreement (the “Exchange Agreement”) with Beacon Enterprise Solutions Group, Inc., an Indiana corporation (“Beacon”), and Beacon’s shareholders.  The Exchange Agreement provides for (i) the exchange of all Beacon Common Shares (“Beacon Common Shares”) for shares of Suncrest Common Stock (the “Common Share Exchange”) and (ii) the exchange of all Beacon Series A Convertible Preferred Shares (“Beacon Preferred Shares”) for shares of Suncrest preferred stock (“Suncrest Preferred Stock”) (the “Preferred Share Exchange” and, collectively with the Common Share Exchange, the “Share Exchange”).

At present, the Company has 1,273,121 shares of Suncrest Common Stock outstanding.  The Suncrest Common Stock is the only class entitled to vote with shares outstanding.  Each share of Suncrest Common Stock is entitled to one vote.

Consent of the shareholders of the Company was not required to approve the Share Exchange and the transactions contemplated in connection therewith.

The Share Exchange has been consummated with respect to the Beacon Common Shares but has not been consummated with respect to the Beacon Preferred Shares.

The purpose of the Share Exchange was to acquire majority ownership and control of the Company by the holders of Beacon Common Shares and Beacon Preferred Shares.  Pursuant to the Common Share Exchange, 9,194,900 shares of Suncrest Common Stock were issued in exchange for 9,194,900 Beacon Common Shares, which constituted all of the outstanding Beacon Common Shares.  In addition, warrants to purchase 5,517,667 Beacon Common Shares were exchanged for warrants to purchase 5,517,667 shares of Suncrest Common Stock, and promissory notes convertible into 1,166,667 Beacon Common Shares were exchanged for promissory notes convertible into 1,166,667 shares of Suncrest Common Stock.  Beacon Common Shares have rights, preferences and privileges equivalent to those of the Suncrest Common Stock.  In connection with the Share Exchange, Beacon paid a total transaction fee of $305,000 in connection with the share exchange to certain shareholders of Suncrest.

The Common Share Exchange resulted in a change of control of the Company.  The persons who had been holders of Beacon Common Shares as of immediately before the Common Share Exchange became the holders of approximately 87.84% of the outstanding Suncrest Common Stock upon the consummation of the Common Share Exchange.  As a result of the Common Share Exchange, control of Suncrest passed to the former Beacon shareholders, including Bruce Widener, J. Sherman Henderson, John Rhodes, Richard Mills, Robert Clarkson and Kenneth Kerr, the directors and executive officers of Beacon, who collectively hold 60.37% of the beneficial ownership of the Company.  See “Security Ownership of Certain Beneficial Owners and Management”, below.  The Company therefore ceased being a shell company as such term is defined in Rule 12b-2 under the Exchange Act.  Beacon provides services and products related to telecommunications networking and information technology.

After the consummation of the Common Share Exchange, Suncrest Common Stock holders holding the requisite number of shares to approve such actions are expected to execute written consents to amend its Articles of Incorporation (the “Articles of Incorporation”) to cancel all existing authorized but unissued Suncrest preferred stock, to designate a new class of Suncrest preferred stock with rights, preferences and privileges equivalent to those of the Beacon Preferred Shares, and to change the name of the Company to “Beacon Enterprise Solutions Group, Inc.”

After the amendments to the Articles of Incorporation have become effective, the Preferred Share Exchange will be consummated.  After the consummation of the Preferred Share Exchange, there will be up to 4,000 shares of Suncrest Preferred Stock issued and outstanding, which are convertible into a total of 5,333,333 shares of Suncrest Common Stock.  The persons who had been holders of Beacon Preferred Shares will hold 100% of the outstanding Suncrest Preferred Stock.

Upon consummation of the Share Exchange of the Beacon Common Shares and the Beacon Preferred Shares, the persons who had been holders of Beacon Common Shares and Beacon Preferred Shares will collectively own approximately 94.34% of the Suncrest Common Stock on a fully-diluted basis.

CHANGES IN MANAGEMENT AND THE BOARD OF DIRECTORS

Management

On December 20, 2007, John W. Peters resigned his position as President and April L Marino resigned as Secretary/Treasurer.  Immediately following the resignation of Mr. Peters, Bruce Widener was appointed Chief Executive Officer, Richard C. Mills as President, Robert Mohr as Chief Accounting Officer and Kenneth Kerr as Chief Operating Officer.

Directors

On December 19, 2007, Ms. Marino resigned as a director and Mr. Widener was appointed as a director and chairman of the Board.  Mr. Peters also submitted his resignation as a director but has agreed to serve until ten (10) days after the filing and dissemination of this 14f-1 filing.  The resignation of Mr. Peters as director and the appointment of Mr. Rhodes as a director is subject to and effective upon compliance with Rule 14f-1 under the Exchange Act.

       This Notice and Information Statement will be mailed on or about December 20, 2007, to holders of record of Suncrest Common Stock as of the close of business on December 20, 2007. On that date, the Company had 10,468,021 shares of Suncrest Common Stock outstanding.  The Suncrest Common Stock is the only class entitled to vote with shares outstanding.

       The foregoing summary of selected provisions of the Exchange Agreement does not purport to be complete and is qualified in its entirety by reference to the Exchange Agreement, a copy of which will be included as an exhibit to the Company’s Current Report on Form 8-K, to be filed with the U.S. Securities and Exchange Commission related to the Exchange Agreement.

DIRECTORS AND EXECUTIVE OFFICERS

New Beacon’s executive officers and directors and their respective ages, positions, term of office and biographical information are set forth below.  Suncrest’s bylaws require two directors to serve for a term of one year or until they are replaced by a qualified director.  New Beacon’s executive officers are chosen by its Board of Directors and serve at the Board’s discretion.  There are no existing family relationships between or among any of New Beacon’s executive officers or directors.

Name	Age	Position Held	Director/Officer Since
John W. Peters	55	Director	June 9, 2003
Bruce Widener	46	Director, Chairman of the Board and Chief Executive Officer	December 20, 2007
Richard C. Mills	52	President	December 20, 2007
Robert Mohr	42	Chief Accounting Officer	December 20, 2007
Kenneth Kerr	44	Chief Operating Officer	December 20, 2007

John W. Peters, Director.   Mr. Peters has been involved with Coyote Oil since its inception in 1996 and has served as President of that company since June 15, 2001.  Since July 1999 Mr. Peters has been the manager of Development Specialties, Inc. a property development and management company.  He is a director of Bingham Canyon Corporation, Cancer Capital Corp. and Skinovation Pharmaceutical Incorporated, reporting companies.  Mr. Peters studied business administration at Long Beach Community College and California Polytechnic State University in San Luis Obispo, California.

Bruce Widener, Chief Executive Officer, Director and Chairman. Mr. Widener possesses over 19 years of industry experience.  Prior to developing and forming Beacon, Mr. Widener served as Chief Operating Officer of US Wireless Online, a provider of wireless internet access and related applications during 2006.  From 2004 to 2006 Mr. Widener served as Senior Vice President of Corporate Development of UniDial Communications / Lightyear Network Solutions.  Mr. Widener was an independent contractor with PTEK in 2002 and became Senior Vice President of Indirect Channel Sales in 2003 through 2004.

Rick Mills, President. Mr. Mills possesses over 26 years of industry experience.  Mr. Mills served as President of Strategic Communications, LLC since 2005 until its acquisition by Beacon.  Mr. Mills served as Managing Partner of RFK Communications, LLC from 2003 through 2004.  Mr. Mills was the Chief Executive Officer of Sarcom, Inc. from 2000 through 2002.

Robert Mohr, Chief Accounting Officer and Senior Vice President of Finance.  Mr. Mohr most recently served as Director of Financial Reporting of Triple Crown Media, Inc. (NASDAQ: TCMI), in charge of SEC compliance, financial reporting and analysis from 2006 to November 2007 when he joined Beacon. Mr. Mohr was Chief Financial Officer of Culinary Standards Corp., a food manufacturer, from 2002 through 2005.

Kenneth E. Kerr, RCDD, Chief Operating Officer. Mr. Kerr has over 25 years of industry experience.  Mr. Kerr co-founded and has served as President of CETCON since 1996. Mr. Kerr is a BICSI certified RCDD and holds a BSEE from The Ohio State University.

Directors of Beacon Enterprise Solutions Group, Inc.

Set forth below is information regarding the current directors of Beacon. Currently it is expected that these persons will be appointed to the Board of Directors of New Beacon, with Mr. Rhodes’s appointment effective 10 days after the filing and dissemination of this 14f-1 filing and the resignation of Mr. Peters.

Name	Age	Title
Bruce Widener	46	Chief Executive Officer and Chairman of the Board
Robert H. Clarkson	66	Director
J. Sherman Henderson	65	Director
John D. Rhodes III	53	Director

J. Sherman “Sherm” Henderson III, Director.  Mr. Henderson has more than 35 years of business experience, including company ownership, sales, marketing and management.  He has served as president and CEO of Lightyear Network Solutions, LLC since its inception in 2003.  Lightyear Network Solutions, LLC is the successor to Lightyear Communications, Inc. following its reorganization in April 2004 under Chapter 11 of the U.S. Bankruptcy Code.  Mr. Henderson served as President and CEO of Lightyear Communications, Inc. since its formation in 1993.  In 2004, he was voted chairman of COMPTEL, the leading communications trade association, made up of more than 300 member companies.  Mr. Henderson is a graduate of Florida State University, with a B.A. degree in Business Administration.

Robert H. “Bobby” Clarkson, Director. Mr. Clarkson established Robert H. Clarkson Insurance Agency, LLC and Robert H. Clarkson Financial Services Inc. in 1964.  Since that time, the agency has continued to grow and is licensed to conduct business in all 50 states.  Working with clients such as the Independent Pilot’s Association and McDonald’s, the agency serves national and international corporations.

John D. Rhodes, III, M.D., Director.  Dr. Rhodes practiced as a physician and has been Board Certified in Internal Medicine and Cardiovascular Diseases serving as Chief Fellow in Cardiology at the University of Louisville School of Medicine from 1984-1985 and was elected a Fellow of the American College of Cardiology.  Dr. Rhodes retired from his private practice in 2005.  In his retirement, Dr. Rhodes has been an active investor in the telecom, restaurant and real estate industries.  Dr. Rhodes was a founding investor in Texas Roadhouse and served as a member of its advisory board until its initial public offering in 2004.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

The following table sets forth information regarding beneficial ownership of the registrant as of December 20, 2007, after giving effect to the consummation of the Share Exchange with respect to the shares of Suncrest Common Stock by the following groups: (i) each stockholder known by us to be the beneficial owner of more than 5% of the outstanding shares of our common stock, (ii) each of our directors, (iii) each of our named executive officers and (iv) all of our directors and named executive officers as a group.  Immediately prior to the Share Exchange, none of our directors and executive officers was the beneficial owner of any capital stock of Suncrest.

The table with respect to the Suncrest Common Stock is computed on the basis of the amount of outstanding shares of Suncrest Common Stock as of the date hereof, plus any securities that are convertible into or exercisable for Suncrest Common Stock within 60 days of the date hereof pursuant to options, warrants, conversion privileges or other rights.  The Share Exchange has not yet been consummated with respect to the Beacon Preferred Shares and Suncrest Preferred Stock.  To more accurately reflect the percentages of beneficial ownership, however, the [3,333,333] outstanding Beacon Preferred Shares are treated as if they had been converted into Beacon Common Shares and exchanged for Suncrest Common Stock at the consummation of the Share Exchange with respect to the Beacon Common Shares and the Suncrest Common Stock.

Unless otherwise indicated in the footnotes to this table, based on information furnished by such stockholders, each of the stockholders named in this table has sole voting and investment power with respect to the shares indicated as beneficially owned.

Name of Beneficial Owner	Class	Shares of New Beacon held immediately after the Share Exchange	Percent Ownership (%)(6)
John Peters	Common	-0-	-0-
Bruce Widener	Common	2,580,000	13.7%
Sherman Henderson (1)	Common	1,769,167	9.4%
Robert Clarkson (2)	Common	989,166	5.3%
John D. Rhodes, III (3)	Common	595,666	3.2%
Richard C. Mills (4)	Common	1,867,250	9.9%
Kenneth E. Kerr (5)	Common	471,429	2.5%
Robert Mohr	Common	-0-	0%
CETCON, Incorporated	Common	900,000	4.8%
Directors and Named Executive Officers (as a group)	Common	8,272,678	44.0%

(1)  Includes 30,000 shares held by LANJK, LLC (a limited liability company wholly owned by Mr. Henderson) as well as 416,666 shares into which the promissory note held by SHEND LLC (a limited liability company wholly owned by Mr. Henderson) is convertible, and the 322,500 shares for which warrants held by SHEND LLC are exercisable within 60 days of the date hereof.

(2)  Includes 416,666 shares into which the promissory note held by ROBT LLC (a limited liability company wholly owned by Mr. Clarkson) is convertible, and 322,500 shares for which warrants held by ROBT LLC are exercisable within 60 days of the date hereof.

(3)  Includes 166,666 shares into which the promissory note held by Dr. Rhodes is convertible, and 129,000 shares for which warrants held by Dr. Rhodes are exercisable within 60 days of the date hereof.

(4)  782,250 of the shares of New Beacon Common Stock are subject to a three-year vesting provision, where such shares will vest in three equal installments on December 20, 2008, 2009 and 2010.  In addition, Mr. Mills and his wife are the beneficial owners of 1,085,000 shares of New Beacon Common Stock, of which 200,000 have been placed in escrow under the terms of a certain asset purchase agreement between Beacon and Strategic.

(5)  Mr. Kerr, as the 50% stockholder of CETCON, is the beneficial owner of 450,000 shares of New Beacon Common Stock, of which 225,000 have been placed in escrow under the terms of a certain asset purchase agreement between Beacon and CETCON.

(6)  The address of each beneficial owner of more than 5% is that of the Company.

EXECUTIVE COMPENSATION

Summary Compensation

Executive Officer Compensation

John W. Peters, who served as principal executive officer until December 20, 2007 did not receive any cash or non-cash compensation during the past fiscal year, nor did he have any outstanding equity awards at year end.  The current executive officers have entered into employment agreements with Beacon Enterprise Solutions, Inc., our wholly-owned subsidiary, the terms of which are outlined below.  Except as otherwise set forth in those employment agreements, the compensation of our executive officers will be determined at the discretion of the Board of Directors of New Beacon.

Retirement or Change of Control Arrangements

We do not offer retirement benefit plans to our executive officers.  Except as described herein with respect to employment agreements between Beacon and its executive officers, we have not entered into any contract, agreement, plan or arrangement, whether written or unwritten, that provides for payments to a named executive officer at or in connection with the resignation, retirement or other termination of a named executive officer, or a change in control of Suncrest or a change in the named executive officer’s responsibilities following a change in control.  Beacon has entered into employment agreements with its executive officers, as described below.

Compensation of Directors

We do not have any arrangement for compensation of our directors for any services provided as director, including services for committee participation or for special assignments.

Beacon

The following Summary Compensation Table indicates the cash and non-cash compensation earned during the fiscal year ended September 30, 2007 from Beacon or any of the entities involved in acquisitions consummated by Beacon in connection with the conclusion of the transactions contemplated in the Exchange Agreement, by Bruce Widener, Chief Executive Officer, Robert Mohr, Chief Accounting Officer, Richard C. Mills, President, and Kenneth Kerr, Chief Operating Officer.

The following table sets forth a summary of the compensation of our Chairman and Chief Executive Officer and the other named executive officers for the nine months ended September 30, 2007.

Executive Compensation Table

Name and Principal Position (a)	Year (b)	Salary ($) (c)	Bonus ($) (d)	Stock Awards ($) (e)	Option Awards ($) (f)	Non-equity Incentive Plan Compensation ($) (g)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($) (h)	All Other Compensation ($) (i)	Total ($) (j)
Bruce Widener	2007	33,750 (1)	-	-	-	-	-	2,580 (2)	30,000
Chairman of the Board
of Directors and Chief
Executive Officer

Richard C. Mills	2007	90,000(3)	-	-	-	-	-	-	90,000
President

Robert Mohr	2007	(4)	-	-	-	-	-	-	-
Chief Accounting Officer
& Senior Vice President

Kenneth Kerr	2007	90,000(5)	-	-	-	-	-	41,525 (6)	131,525
Chief Operating Officer

(1)

Amount agreed upon with Founders.

(2)

Amount paid for medical, dental and vision insurance.

(3)

Amount paid by Strategic Communications, Inc. to Kathy Mills, Mr.Mills’ spouse, on behalf of Mr. Mills.

(4)

Mr. Mohr was not employed by the company prior to September 30, 2007.

(5)

Amounts paid by CETCON, Inc.

(6)

Amounts paid by CETCON, Inc. include $32,341 personal use of company auto and $9,184 of medical payments

OUTSTANDING EQUITY AWARDS

Suncrest did not make any equity awards during the fiscal year ended September 30, 2007.  Beacon, prior to the Share Exchange, issued 782,250 Common Shares to Richard C. Mills, subject to vesting over a period of three years.

DIRECTOR COMPENSATION

Suncrest

Prior to the Share Exchange, Suncrest had two directors, Ms. April Marino and Mr. John Peters.   Neither received any direct compensation for his or her services as directors.

Beacon

The members of Beacon’s Board of Directors did not receive any compensation for their services during the fiscal year ended September 30, 2007.  New Beacon has no plans to provide compensation for directors in the immediate future.

EMPLOYMENT AGREEMENTS

Beacon has entered into employment agreement with each of Bruce Widener, Richard C. Mills, Robert Mohr and Kenneth E. Kerr, each effective as of December 20, 2007.  Each executive officer has agreed not to compete with us during the term of his employment and for a period of one year following his termination of employment within the United States, nor to solicit our employees for a period of two years following the termination of his employment.

Pursuant to the terms of Mr. Widener’s Employment Agreement, Mr. Widener will serve as the Chief Executive Officer and will be entitled to receive, among other things:  (1) an annual base salary of $180,000, and (2) such annual performance bonuses as may be approved by the Compensation Committee of the Board of Directors.

Pursuant to the terms of Mr. Mills’s Employment Agreement, Mr. Mills will serve as the President and will be entitled to receive, among other things:  (1) an annual base salary of $150,000, and (2) such annual performance bonuses as may be approved by the Compensation Committee of the Board of Directors.

Pursuant to the terms of Mr. Mohr’s Employment Agreement, Mr. Mohr will serve as the Chief Accounting Officer and will be entitled to receive, among other things:  (1) an annual base salary of $150,000, and (2) such annual performance bonuses as may be approved by the Compensation Committee of the Board of Directors.

Pursuant to the terms of Mr. Kerr’s Employment Agreement, Mr. Kerr will serve as the Chief Operating Officer and will be entitled to receive, among other things:  (1) an annual base salary of $150,000, and (2) such annual performance bonuses as may be approved by the Compensation Committee of the Board of Directors.

If any of Mr. Widener, Mr. Mills, Mr. Mohr or Mr. Kerr is terminated for reasons other than for “cause,” then he will be entitled to severance equal to three months’ salary.

401(k) Plan

New Beacon will have a 401(k) Savings Plan qualified under Section 401(k) of the Internal Revenue Code, as amended, which will be available to all our employees who are at least 21 years of age. The terms and conditions of the plan are currently in the planning stages and have not been finalized.

Named executive officers will be eligible to participate in the plan, once established.

Other Compensation.

Beacon provides its named executive officers with medical, dental and vision insurance coverage that are consistent with those provided to our other employees. In addition, we provide certain perquisites, which are described in the Summary Compensation Table, to our named executive officers, as a component of their total compensation.

CORPORATE GOVERNANCE

Board Meetings and Committees

Suncrest’s Board of Directors held six meetings during the fiscal year ended September 30, 2007.

As of this date, the Board of Directors of Suncrest has not appointed an audit committee, compensation committee or nominating/corporate governance committee.  Suncrest currently is not required to have such committees.  The functions ordinarily handled by these committees are currently handled by our entire Board of Directors. Our Board of Directors intends however to review our governance structure and institute board committees as necessary and advisable in the future, to facilitate the management of our business.

The Board of Directors neither has a nominating committee for persons to be proposed as directors for election to the Board of Directors nor a formal method of communicating nominees from stockholders.  There are no restrictions on stockholder nominations under the articles of incorporation or by-laws. The only restrictions are those applicable generally under Nevada law and the federal proxy rules.  Currently, the entire Board of Directors decides on nominees, on the recommendation of one or more members of the Board of Directors.  The Board of Directors will consider suggestions from individual stockholders, subject to evaluation of the person’s merits. Stockholders may communicate nominee suggestions directly to any of the Board members, accompanied by biographical details and a statement of support for the nominees. The suggested nominee must also provide a statement of consent prior to being considered for nomination. Although there are no formal criteria for nominees, our Board of Directors believes that persons should be actively engaged in business endeavors, have a financial background, and be familiar with acquisition strategies and the information technology industry.

As all of the Company’s directors are officers of the Company or have engaged in related party transactions with the Company, none of the Company’s directors are “independent.”

Suncrest has not adopted a formal methodology for communications from stockholders, but New Beacon plans to adopt such methodology after the closing of the Share Exchange with respect to the Beacon Preferred Shares.

Suncrest does not have a policy regarding the attendance of board members at the annual meeting of stockholders, but New Beacon plans to adopt a policy after the closing of the Share Exchange with respect to the Beacon Preferred Shares.

Suncrest does not have an “audit committee financial expert” as such term is defined in the rules promulgated under the Securities Act and the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Suncrest had not adopted a code of ethics that applies to the Chief Executive Officer because it had no meaningful operations prior to the closing of the Share Exchange. However, New Beacon plans to adopt a code of ethics after the consummation of the Share Exchange with respect to the Beacon Preferred Shares.

Compensation Committee Interlocks and Insider Participation

No interlocking relationship exists between our Board of Directors and the Board of Directors or compensation committee of any other company, nor has any interlocking relationship existed in the past.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

       Section 16(a) of the Exchange Act and regulations thereunder require the Company's executive officers and directors, and persons who own more than ten (10%) percent of the common stock of the Company to file reports of ownership and changes in ownership with the

Commission, and to furnish the Company with copies of all such Section

16(a) reports filed. Based solely on the Company's review of copies of the Section 16(a) reports filed for the fiscal year ended June 30,

2007, the Company believes that no reports were required to be filed during the most recent fiscal year.

TRANSACTIONS WITH MANAGEMENT AND RELATED PERSONS

Other than those transactions related to the Exchange Agreement as disclosed herein there were no related party transactions as of the beginning of the last fiscal year with a director or executive officer of Suncrest or Beacon, a beneficial owner of more than 5% of any class of the securities of Suncrest or Beacon, or any member of the immediate families of the foregoing persons.

BEACON ENTERPRISE SOLUTIONS GROUP, INC.

Bridge Financing

John D. Rhodes, III and affiliated entities of Sherman Henderson and Robert Clarkson, all of whom are directors and five percent shareholders of Beacon, hold convertible promissory notes as assumed by Suncrest in the Share Exchange, in the aggregate principal amount of $600,000 and bearing interest at the prime rate, which are convertible into an aggregate of 1,000,000 shares of common stock.

Consulting Agreement

Beacon has entered into a consulting agreement with Mr. Rick Hughes, who is a family member of the principal of Brook Street Enterprises, LLC, a stockholder of Beacon, for the provision of consulting services.  Under the terms of this agreement, Beacon will pay Mr. Hughes a monthly fee of $12,500.

SUNCREST GLOBAL ENERGY CORP.

Date: December 20, 2007	By:	/s/ Bruce Widener
Bruce Widener,
Chief Executive Officer